Exhibit (e)(12)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2012

Directed Services LLC

1475 Dunwoody Drive

West Chester, PA 19380

Ladies and Gentlemen:

Directed Services LLC (“DSL”) and ING Investment Management Asia Pacific (Hong Kong) Limited (“IIM Asia Pacific”) are parties to a Sub-Advisory Agreement dated June 7, 2011 (the “Agreement”). Under the Agreement, DSL has agreed to pay IIM Asia Pacific an annual sub-advisory fee with respect to ING Global Bond Portfolio (formerly, ING Oppenheimer Global Strategic Income Portfolio, the “Portfolio”) that is reflected in the table below under the heading “Annual Sub-Adviser Fee.”

By execution of this letter, IIM Asia Pacific hereby voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive for the period from on or about May 1, 2012 through May 1, 2013. The amount of the sub-advisory fee waiver will be calculated in connection with the concurrent advisory fee waiver as indicated in the table below under the heading “Post-Waiver Annual Sub-Adviser Fee.”

Annual Sub-Adviser Fee (as a percentage of average daily net assets)	Post-Waiver Annual Sub-Adviser Fee (as a percentage of average daily net assets)
Gross Sub-Adviser Fee 0.225% on the first $4 billion in assets; 0.21375% on the next $1 billion in assets; 0.2025% on the next $1 billion in assets; 0.1935% thereafter.	Net Sub-Adviser Fee 0.18% on all assets

This letter agreement shall terminate upon termination of the Agreement.

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May 1, 2012

Please indicate your agreement to this waiver by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic

Todd Modic

Vice President

Directed Services LLC

Agreed and Accepted:

ING Investment Management Asia Pacific (Hong Kong) Limited

By:	/s/ Grant Bailey	/s/ Hemant Tanna

Name:	Grant Bailey	Hemant Tanna

Title:	Director	Director